AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER _____, 2001

                          COMMISSION FILE NO. 0-33027




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                 FORM  10-SB/A-1

                                (Amendment No. 1)



      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                           TEXAS NEVADA OIL & GAS CO.
                            One Riverway, Suite 1700
                              Houston, Texas 77056
                            Telephone: (713) 961-2696
            (Exact name address and telephone number of Registrant)

            Texas                                       75-1779657

(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                     Identification No.)


                                   Copies to:
                            M. Stephen Roberts, Esq.
                            One Riverway, Suite 1700
                              Houston, Texas 77056
                             Telephone: 713 961-2696
                            Facsimile: (713) 961-1148


Securities to be registered pursuant to Section 12(b) of the Act:       None.

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value.


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                                EXPLANATORY NOTE

This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-off (as defined in the Information Statement which is a part of this Registration Statement and which is specifically incorporated herein by reference) and the related transactions contemplated to occur prior to or contemporaneously with the Spin-off will be consummated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS.

The registrant, Texas Nevada Oil & Gas Co., a Texas Corporation, is a subsidiary of Unicorp, Inc., a Nevada Corporation.

The information required by this item is contained in the sections entitled "Summary", "Risk Factors", and "Business" of the Information Statement.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

The information required by this item is contained in the sections entitled "Summary", "Business", "Management's Discussion and Analysis or Plan of Operations" and "Financial Statements" of the Information Statement.

ITEM  3.     DESCRIPTION  OF  PROPERTY.

The information required by this item is contained in the section entitled "Business" of the Information Statement.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is contained in the sections entitled "Principal Shareholders" of the Information Statement.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

The information required by this item is contained in the sections entitled "Management" and "Principal Shareholders" of the Information Statement.

ITEM  6.     EXECUTIVE  COMPENSATION.

The information required by this item is contained in the section entitled "Management--Executive Compensation" of the Information Statement.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

The information required by this item is contained in the sections entitled "The Spin-off", "Certain Relationships and Related Transactions" and "Proposed Merger of Texas Nevada after the Spin-off" of the Information Statement.

ITEM  8.     DESCRIPTION  OF  SECURITIES.

The information required by this item is contained in the sections entitled "Description of Securities" of the Information Statement.


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                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

At present, there is no public trading market for Texas Nevada's common stock. Texas Nevada has not declared any dividend and does not intend to do so. Other information required by this item is contained in the section entitled "Dividend Policy" of the Information Statement.

Texas Nevada has 596,569 shares outstanding held by 995 shareholders all of whom hold at least 100 shares. Texas Nevada has no outstanding options or warrants.

ITEM  2.     LEGAL  PROCEEDINGS.

None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES.

Registrant  did  not  sell  any  securities  within  the  past  three  years.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

The  information  required  by  this  item is contained in the sections entitled
"Indemnification  of  Directors  and  Officers"  of  the  Information Statement.

                                    PART F/S

FINANCIAL  STATEMENTS.

The information required by this item is identified in the Index to "Financial Statements" of the Information Statement.

                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS.

                                                                    SEQUENTIALLY
EXHIBIT                                                             NUMBERED
NUMBER   DESCRIPTION                                                PAGE

 2.1*    Information Statement Dated as of       , 2001

 3.1**   Amended and Restated Articles of Incorporation of Texas
         Nevada Oil & Gas Co. dated June 18, 2001

 3.2**   Amended Bylaws of Texas Nevada Oil & Gas Co. dated
         June 18, 2001

10.1**   Agreement dated March 23, 2001 between Unicorp, Inc,;
         Equitable Assets, Incorporated; Texas Nevada Oil & Gas
         Co.; and Opportunity Acquisition Company

10.2*    Amended and Restated Plan and Agreement of Merger
         Between Texas Nevada Oil & Gas Co. and Houston
         American Energy Corp.

  *      Filed herewith
  **     Previously filed


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                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TEXAS NEVADA OIL & GAS CO.

DATE:  September 26, 2001                  BY:  /S/  LOUIS  G.  MEHR
                                                LOUIS  G.  MEHR
                                                President and Sole Director

DATE:  September 26, 2001                  BY:  /S/  JOHN MARROW
                                                JOHN MARROW
                                                Secretary, Chief Financial
                                                Officer


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